Leasing Real Estate Properties to Subsidiaries

1. Name of lessee (major shareholder)		KT Freetel Co., Ltd. (“KTF”) KT Powertel Co., Ltd.

— Relationship with company		Subsidiaries

2. Details of lease

— Real estate leased		Buildings

— Location of real estate		5 locations across the country

- Terms	Lease period	February 12, 2006 to February 11, 2007

	Total lease amount	Won 17,009,063,007 (including deposit and lease payment)

3. Decision date (date of board resolution)		February 10, 2006